SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                          (Amendment No.   1   )*


                        MICRO-MEDIA SOLUTIONS, INC.
                             (Name of Issuer)



                  Common Stock, par value $0.10 per share
                      (Title of Class of Securities)


                                  594859100
                              (CUSIP Number)

                             Robert E. Cordes
                    c/o Entrepreneurial Investors, Ltd.
                      Citibank Building -- 2nd Floor
                              East Mall Drive
                             Freeport, Bahamas
                              (242) 352-7063
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                                    January 31, 1998
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D,and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.


Check the following box if a fee is being paid with the statement.


  1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

     Entrepreneurial Investors, Ltd.

  2) Check the Appropriate Box if a Member of a Group (See Instructions)
     a)
     b)


  3) SEC Use Only


  4) Source of Funds (See Instructions)   WC






  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)



  6) Citizenship or Place of Organization    Bahamas


     Number of Shares          7)  Sole Voting Power     7,343,400
     Beneficially Owned
     By Each Reporting
     Person With               8)  Shared Voting Power


                          9)  Sole Dispositive Power    7,343,400


                          10) Shared Dispositive Power


 11) Aggregate Amount Beneficially Owned By Each Reporting Person     7,343,400
     shares


 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)



 13) Percent of Class Represented by Amount in Row (11)       37.46%


 14) Type of Reporting Person (See Instructions)  CO

                       Item 1.  Security and Issuer.

This statement relates to the common stock, $0.10 par value per share (the "Common Stock") issued by Micro-Media Solutions, Inc.,a Utah corporation ("MSIA") whose principal executive offices are located at 501 Waller, Austin, Texas 78702.


                     Item 2.  Identity and Background.

Entrepreneurial Investors, Ltd. ("EIL") is a Bahamas company which serves as an investment vehicle for a group of private European investors. The sole director and President of EIL is Mr. Robert E. Cordes.

EIL maintains its principal office and its principal business operations at Citibank Building, 2nd Floor, East Mall Drive, Freeport,Bahamas.

EIL has not been convicted in any criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The business address of Robert E. Cordes is c/o Entrepreneurial Investors, Ltd., Citibank Building, 2nd Floor, East Mall Drive,Freeport, Bahamas. His principal occupation or employment is Officer and Director of EIL. He has not been convicted in a criminal proceeding. He has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. He is a citizen of Canada.


        Item 3.  Source and Amount of Funds or Other Consideration.

To effect the transaction described, EIL utilized existing available funds.


                     Item 4.  Purpose of Transaction.

On November 11, 1997, EIL entered into a Subscription Agreement by and among EIL and MSIA with respect to the purchase of 400,000 Units of MSIA's securities, each Unit consisting of one (1) share of Series B 5% cumulative convertible preferred stock of MSIA, convertible into 10 shares of the common stock of MSIA, par value $0.10 per share, and six (6) warrants to purchase each one (1)
share of Common Stock for an aggregate purchase price of $2,120,000.00
($5.30 per Unit).

On January 31, 1998, EIL entered into a Subscription Agreement by and among EIL and MSIA with respect to the purchase of 94,340 shares (the "Shares") of MSIA's Series C 6% cumulative convertible preferred stock of MSIA, convertible into shares of Common Stock, for an aggregate purchase price of $1,000,000.00 ($10.60 per Share).

Pursuant to a Registration Rights Agreement entered into by and among EIL and MSIA on January 31, 1998, EIL has been granted certain registration rights, consisting of one demand registration right and unlimited incidental (piggyback) registration rights. Such registration rights began immediately upon the completion of the sale and purchase of the Shares.

EIL may acquire additional securities of MSIA in the future.

Except as set forth above, EIL has no present plans or proposals which related to or would result in:

An extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving MSIA; a sale or transfer of a material amount of assets of MSIA; any change in the present board of directors or management of MSIA, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of MSIA; any other material change in MSIA's business or corporate structure; changes in MSIA's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of MSIA by any person; causing a class of securities of MSIA to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of MSIA becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

              Item 5.  Interest in Securities of the Issuer.

     (a) and (b)

Entity               Percentage     Sole Voting   Shared         Sole       Shared
                      of Class         Power       Voting      Disposition   Disposition
                                                  Power          Power        Power

EIL                    37.46%      7,343,400           -      7,343,400          -



             Item 6.  Contracts, Arrangements, Understandings
                     or Relationships With Respect to
                         Securities of the Issuer.

See Item 4 above.


                Item 7.  Material to be Filed as Exhibits.

     A.   Investor Subscription Agreement

     B.   Registration Rights Agreement.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.


                                             ENTREPRENEURIAL INVESTORS, LTD.


                                             By
     Date                                         Robert E. Cordes,
                                                  Director






           EXHIBIT "A" TO SCHEDULE 13-D AMENDMENT NO. 1

                 INVESTOR SUBSCRIPTION AGREEMENT
                  OF MICRO-MEDIA SOLUTIONS, INC.

     THIS INVESTOR SUBSCRIPTION AGREEMENT (the "Agreement") is made and entered into as of this 31st day of January, 1998, by and between MICRO-MEDIA SOLUTIONS, INC., a Utah corporation ("Seller"), with offices at 501 Waller, Austin, Texas 78702 and ENTREPRENEURIAL INVESTORS, LTD., a Bahamas company ("Buyer"), with offices at Citibank Building, 2nd Floor, East Mall Drive, P. O. Box 40643, Freeport Bahamas, providing for the purchase and sale of Ninety Four Thousand Three Hundred Forty (94,340) shares (the"Shares") of the Series C 6% cumulative convertible preferred stock of Seller (the "Series C Preferred Stock"), convertible into shares of the common stock, par value $0.10 per share of Seller (the "Common Stock"). Seller and Buyer (collectively, the "Parties") hereby represent and agree as follows:

1.   AGREEMENT TO SUBSCRIBE; PURCHASE PRICE.

     (i) Buyer hereby subscribes for Ninety Four Thousand Three Hundred Forty (94,340) Shares in exchange for One Million and no/100 Dollars ($1,000,000.00) in cash (the "Purchase Price"). Buyer shall pay the Purchase Price for the Shares by wire transfer of immediately available, federal funds in United States dollars against counter-delivery of the Shares by Seller. The closing of the purchase and sale of the Shares (the "Closing") shall take place on or about January 31, 1998.

     (ii) The rights, privileges and preferences of the Series C Preferred Stock shall be as set forth in the Certificate of Designation attached as Exhibit "A" to this Agreement.

2.   BUYER'S REPRESENTATIONS AND COVENANTS.

     Buyer represents, warrants and covenants to Seller as follows:

     (i) This Agreement has been duly authorized, validly executed and delivered on behalf of Buyer and is a valid and binding agreement of Buyer enforceable in accordance with its terms, subject to general principles of equity and of bankruptcy or other laws affecting the enforcement of creditors' rights;

     (ii) Buyer is purchasing the Shares for its own account for investment purposes only and not with a view towards distribution. Buyer understands and agrees that it must bear the economic risks of investments for an indefinite period of time. Buyer has received and carefullyreviewed copies of the Disclosure Documents (as defined in Section 3). No representations or warranties have been made to Buyer by Seller, the officers or directors of Seller, or any agent, employee or affiliate of any of them, except as specifically set forth herein or in the placement agent's agreement between the Seller and Equity Services, Ltd. (the "Placement Agreement").
Buyer shall be a third party beneficiary of the representations, warranties and covenants made by Seller in the Placement Agent's Agreement. Buyer is aware that the purchase of the Shares involves a high degree of risk and that it may sustain, and has the financial ability to sustain, the loss of its entire investment. Buyer has had the opportunity to ask questions of, and receive answers satisfactory to it from, Seller's management regarding Seller. Buyer understands that no federal or state governmental authority has made any finding or determination relating to the fairness of an investment in the Shares and that no federal or state governmental authority has recommended or endorsed, or will recommend or endorse, the investment herein. Buyer has significant assets and upon consummation of the purchase of the Shares will continue to have significant assets exclusive of the Shares. Buyer has not been organized for the sole purpose of acquiring the Shares;

     (iii) Buyer (a) is not a citizen or resident of the United States of America, (b) is not an entity organized under any laws of any state of the United States of America, and (c) does not have offices in the United States of America;

     (iv) Buyer is an "accredited investor" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act");

     (v) Buyer understands that the Shares are being offered and sold to it in reliance on specific provisions of federal and state securities laws and that Seller is relying upon the truth and accuracy of the representations, warranties , agreements, acknowledgements and understandings of Buyer set forth herein in order to determine the applicability of such provisions;

     (vi) Buyer is capable of evaluating the risks and merits of this investment by virtue of its experience as an Investor and its knowledge, experience, and sophistication in financial and business matters;

     (vii) Buyer shall execute the Registration Rights Agreement in the form attached hereto as Exhibit "B";

     (viii) Buyer has not employed any investment banker, broker or finder or incurred any liability for any brokerage fees, commissions or finder's fees in connection with the transactions contemplated by this Agreement; and

     (ix) Buyer understands that neither the Shares nor the shares of Common Stock issuable upon conversion of the Series C Preferred Stock have been registered under the Securities Act and therefore it cannot dispose of any or all of the Shares or Common Stock unless and until such Shares or Common Stock, as the case may be, are subsequently registered under the Securities Act or exemptions from such registration are available. Buyer acknowledges that a legend substantially as follows will be placed on the certificates representing the Shares and/or Common Stock:

THE SECURITIES REPRESENTED HEREBY ARE RESTRICTED SECURITIES WITHIN
THE MEANING OF THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, PLEDGED, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT IN ACCORDANCE WITH SUCH ACT AND THE RULES AND REGULATIONS
PROMULGATED THEREUNDER AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THE ISSUER OF THESE SECURITIES WILL NOT TRANSFER SUCH SECURITIES EXCEPT UPON RECEIPT OF EVIDENCE SATISFACTORY TO THE ISSUER THAT THE REGISTRATION PROVISIONS OF SUCH ACT HAVE BEEN COMPLIED WITH OR THAT SUCH REGISTRATION IS NOT REQUIRED AND THAT SUCH TRANSFER
WILL NOT VIOLATE ANY APPLICABLE FEDERAL OR STATE SECURITIES LAWS.

3.   SELLER'S REPRESENTATIONS AND COVENANTS.

     Seller represents, warrants and covenants to Buyer as follows:

     (i) The Seller has been duly incorporated and is validly existing and in good standing under the laws of the State of Utah, with full corporate power and authority to own, lease and operate its properties and to conduct its business as currently conducted, and is duly registered and qualified to conduct its business and is in good standing in each jurisdiction or place where the nature of its properties or the conduct of its business requires such registration or qualification and failure to so register or qualify would have a material adverse effect on the Company.

     (ii) The Seller has registered shares of its Common Stock pursuant to
Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is in full compliance with all reporting requirements of the Exchange Act, and the Common Stock is quoted on the NASDAQ Over-the-Counter Bulletin Board (trading symbol: MSIA).

     (iii) The Seller has furnished Equity Services, Ltd. ("ESL") with copies of the Company's Business Plan dated July 3, 1997, most recent Annual Report on Form 10-KSB filed with the Securities and Exchange Commission (the "Commission") and all Forms 10-QSB and 8-K, together with any amendments thereto, filed thereafter, if any (collectively, the "Disclosure Documents"). Immediately prior to the Closing, there is no other capital stock issued and outstanding, nor are there outstanding any rights to acquire, commitments to issue or securities convertible into capital stock other than as stated in the Disclosure Documents and except for those rights to demand Three Hundred Thousand (300,000) shares of Common Stock that is the subject of a dispute involving Argus Managment, Inc. ("Argus"). The Disclosure Documents at the time of their filing did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made not misleading.

     (iv) Except as shown on the Seller's most recent audited financial statements prepared by Salazar Accountants, dated March 31, 1997, the Seller's independent certified public accountants, a copy of which has been furnished to ESL, and as otherwise previously disclosed in writing to ESL, the Seller has no other indebtedness outstanding immediately prior to the Closing.

     (v) Upon issuance at the Closing in accordance with this Agreement, the Shares will be duly and validly authorized and issued, fully paid and nonassessable, free from all encumbrances and restrictions other than restrictions on transfer imposed by applicable securities laws and/or this Agreement, and will not subject the holders thereof to personal liability by reason of being such holders. The shares of Common Stock, when issued and delivered upon conversion of the Series C Preferred Stock, will be duly and validly authorized and issued, fully paid and nonassessable, free from all encumbrances and restrictions other than restrictions on transfer imposed by applicable securities laws and/or this Agreement, and will not subject the holders thereof to personal liability by reason of being such holders.

     (vi) This Agreement has been duly authorized, validly executed and delivered on behalf of the Seller and is a valid and binding agreement of the Seller enforceable in accordance with its terms, subject to general principles of equity and to bankruptcy or other laws affecting the enforcement of creditors' rights generally, and the Seller has full power and authority to execute and deliver this Agreement and the other agreements and documents contemplated hereby and to perform its obligations hereunder and thereunder.

     (vii) The execution and delivery of this Agreement, the issuance of the Shares, the shares of Common Stock issuable upon conversion of the Series C Preferred Stock, and the consummation of the transactions contemplated by this Agreement, will not conflict with or result in a breach of or a default under any of the terms or provisions of, the Seller's articles of incorporation or By-laws, or of any material provision of any indenture, mortgage, deed of trust or other material agreement or instrument to which the Seller is a party or by which it or any of its properties or assets is bound, any material provision of any law, statute, rule, regulation, or any existing applicable decree, judgment or order by any court, federal or state regulatory body, administrative agency, or other governmental body having jurisdiction over the Seller, or any of its properties or assets and will not result in the creation or imposition of any material lien, charge or encumbrance upon any property or assets of the Seller or any of its subsidiaries pursuant to the terms of any agreement or instrument to which any of them is a party or by which any of them may be bound or to which any of their property or any of them is subject.

     (viii) No authorization, approval, filing with or consent of any governmental body is required for the issuance and sale of the Shares, except for filings pursuant to Regulation D promulgated under the Securities Act of 1933, as amended (the "Act") or any state blue sky filings.

     (ix) Except as previously disclosed in writing to ESL and except as stated in the Disclosure Documents, there is no action, suit or proceeding before or by any court or governmental agency or body, domestic or foreign, now pending or threatened against or affecting the Seller, or any of its properties, which would reasonably be anticipated to result in any material adverse change in the condition (financial or otherwise) or in the earnings, business affairs, business prospects, properties or assets of the Seller.

     (x) Subsequent to the dates as of which information is given in the Disclosure
Documents, except as contemplated herein, the Seller has not incurred any material liabilities or material obligations, direct or contingent, or entered into any material transactions not in the ordinary course of business, and there has not been any change in its capitalization or any material adverse change in its condition (financial or otherwise) net worth, results of operations or prospects.

     (xi) The Seller has conducted, is conducting and will conduct its business so as to comply in all material respects with all applicable statutes and regulations, and the Seller is not charged with and, to the knowledge of the Seller, is not under investigation with respect to any violation of any statutes or regulations nor is it the subject of any pending or threatened adverse proceedings by any regulatory authority having jurisdiction over its business or operations.

     (xii) Except as set forth in the Disclosure Documents, the Seller has good and indefeasible title to all properties and assets described therein as owned by it, free and clear of all liens, charges, encumbrances, or restrictions.

     (xiii) The Seller has filed all necessary federal and state income and franchise tax returns and has paid all taxes shown as due thereon.

     (xiv) The Seller has no knowledge of any tax deficiency that might be asserted against it that might materially and adversely effect its business or properties.

     (xv) The Seller maintains insurance of the types and in amounts generally deemed adequate for its business and consistent with insurance coverage maintained by similar companies and businesses, including, but not limited to, insurance covering all real and personal property owned or leased by the Seller against theft, damage, destruction, acts of vandalism, products liability and all other risks customarily insured against, all of which insurance is in full force and effect.

     (xvi) No labor disturbance by the employees of the Seller exists or is imminent that could reasonably be expected to have a material adverse effect on the conduct of the business, operations, financial condition, or income of the Seller.

     (xvii) Neither the Seller nor any employee or agent of the Seller has made any payment of funds of the Seller or received or retained any funds in violation of law.

     (xviii)   Subject in part to the truth and accuracy of Buyer's
representations set forth in this Agreement, the offer, sale and issuance of the Shares are exempt from registration requirements of the 1933 Act, and neither the Seller nor any authorized agent acting on its behalf will take any action hereafter that will cause the loss of such exemption.

     (xix) Seller has no patents, trademarks, service marks, copyrights, or licenses other than commercially available software licenses. Seller is not aware that any of its executive officers is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency that would interfere with the use of his or her best efforts to promote the interest of Seller or that would conflict with the Seller's business as proposed to be conducted.

     (xx) Except for agreements explicitly contemplated hereby or set forth in the Disclosure Documents, there are no material agreements between the Seller and any of its officers, directors, affiliates or any affiliate thereof, other than employment agreements between the Seller and its officers and directors.

     (xxi)     No representation or warranty of the Seller contained in this
Section 3, and no statement contained in any exhibit, schedule, certificate, list, summary or other disclosure document provided or to be provided to Buyer pursuant hereto or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a material fact,or omits or will omit to state any material fact which is necessary in order to make statements contained therein not misleading.

     (xxii) Seller has not employed any investment banker, broker or finder or incurred any liability for any brokerage fees, commissions or finder's fees in connection with the transactions contemplated by this Agreement except that Seller has retained, directly or indirectly, Equity Services, Ltd. ("ESL") and Capital Solutions, Inc. ("CSI") ESL is entitled to receive a fee consisting of an amount equal to seven percent (7%) of the aggregate purchase price of the Shares, Four Thousand Seven Hundred Seventeen (4,717) shares, reimbursement of expenses and options to purchase shares of Common Stock. CSI is entitled to receive a fee consisting of an amount equal to two percent (2%) of the aggregate purchase price of the Shares and reimbursement of expenses.

     The representation and warranties of Seller contained herein shall survive the Closing.

4.   INDEMNIFICATION.

     (i) Seller hereby agrees to indemnify and hold harmless Buyer and its officers, directors, shareholders, employees, agents and attorneys against any and all losses, claims, damages, liabilities and expenses incurred by each such person in connection with defending or investigating any such claims or liabilities, including any costs or expenses incurred, to which any such indemnified party may become subject under the Securities Act, or under any other statute, at common law or otherwise, insofar as such losses, claims, demands, liabilities and expenses arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact made by the Company, (ii) any omission or alleged omission of a material fact with respect to the Company, or (iii) any breach of any representation, warranty or agreement made by the Company in this Agreement.

     (ii) Buyer hereby agrees to indemnify and hold harmless Seller and its officers, directors, shareholders, employees, agents and attorneys against any and all losses, claims, damages, liabilities and expenses incurred by each such person in connection with defending or investigating any such claims or liabilities, including any costs or expenses incurred, to which any such indemnified party may become subject under the Securities Act, or under any other statute, at common law or otherwise, insofar as such losses, claims, demands, liabilities and expenses arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact made by Buyer, (ii) any omission or alleged omission of a material fact with respect to the Buyer or
(iii) any breach of any representation, warranty or agreement made by the Buyer in this Agreement.

5.   CONDITIONS PRECEDENT TO CLOSING.

          (i) Buyer shall (a) deliver payment of the Purchase Price to ESL; and (b) execute and deliver the Registration Rights Agreement.

          (ii) Seller shall (a) deliver to ESL certificates for the Series C Preferred Stock in the name of the Buyer, (b) execute and delivered the Registration Rights Agreement and (c) deliver to Buyer an opinion from Vial, Hamilton, Koch & Knox, L.L.P., satisfactory to Equity Services, Ltd. and the Buyer, as to the matters described in the Placement Agreement.

6.   MISCELLANEOUS.

     (i) This Agreement shall be governed by and interpreted in accordance with the laws of the State of Texas without giving effect to the rules governing the conflicts of laws.

     (ii) This Agreement may be executed by facsimile signature and in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     (iii) Each of the parties agrees to pay its own expenses incident to this Agreement and the performance of its obligations hereunder, including, but not limited to, the fees and expenses of each such party's legal counsel.

     (iv) All notices and other communications provided for or permitted hereunder shall be made in writing by hand delivery, express overnight courier, registered first class mail, overnight courier, or telecopied, initially to the address set forth below, and thereafter at such other address, notice of which is given in accordance with the provisions of this Section 6.

               if to Seller:

               Micro-Media Solutions, Inc.
               501 Waller
               Austin, Texas  78702
               Attn:  Jose Chavez, President
               Telephone:   (512) 476-6925
               Telecopier:   (512) 473-2371

               with a copy (which shall not constitute notice) to:

               Vial, Hamilton, Koch & Knox, L.L.P.
               1717 Main Street
               Suite 4400
               Dallas, Texas  75201-7388
               Attn:  Gary L. Woolfolk, Esq.
               Telephone:   (214) 712-4400
               Telecopier:   (214) 712-4402

               if to Buyer:

               Entrepreneurial Investors, Ltd.
               Citibank Building, 2nd Floor
               East Mall Drive
               P.O. Box 40643
               Freeport, Bahamas
               Attn:  Robert E. Cordes, Director
               Telephone:  (242) 352-7063
               Telecopier:  (242) 352-3932

               with a copy (which shall not constitute notice) to:

               Novakov, Davidson & Flynn, P.C.
               2000 St. Paul Place
               750 N. St. Paul Street
               Dallas, Texas 75201-3286
               Attn:  I. Bobby Majumder, Esq.
               Telephone:  (214) 922-9221
               Telecopier:  (214) 969-7557

All such notices and communications shall be deemed to have been duly given: when delivered by hand, if personally delivered; three (3) business days after being deposited in the mail, postage prepaid, if mailed; the next business day after being deposited with an overnight courier, if deposited with a nationally recognized, overnight courier service; when receipt is acknowledged, if telecopied.

     (v) This Agreement together with the Exhibits hereto constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior oral or written proposals or agreements relating thereto. This Agreement may not be amended or any provision hereof waived in whole or in part, except by a written amendment signed by both of the parties.

 IN WITNESS WHEREOF, this Agreement was duly executed on the date first written above.


                         MICRO-MEDIA SOLUTIONS, INC.


                         By:
                              JOSE CHAVEZ, President



                         ENTREPRENEURIAL INVESTORS, LTD.



                         By:
                              ROBERT E. CORDES, Director
















                          CERTIFICATE OF THE DESIGNATION, PREFERENCES
                                   RIGHTS AND LIMITATIONS OF
                              SERIES C CUMULATIVE PREFERRED STOCK
                                               OF
                                   MICRO-MEDIA SOLUTIONS, INC.


	Micro-Media Solutions, Inc., hereinafter called the "Corporation", a corporation organized and existing under the laws of the State of Utah,

	DOES HEREBY CERTIFY:

	That, pursuant to authority conferred upon the Board of Directors by the Certificate of Incorporation of the Corporation, and pursuant to Section 16-10a-602 of the Utah Business Corporation Act, such Board of Directors by the unanimous written consent of its members dated effective January 27, 1998 adopted a resolution providing for the issuance of a series of Ninety-Nine Thousand Fifty-Seven (99,057) shares of Series C 6% Cumulative Convertible Non-Voting Preferred Stock, $10.60 stated value per share, which resolution is as follows:

	RESOLVED, that pursuant to the authority conferred upon the Board of Directors by the Certificate of Incorporation, the Series C 6% Cumulative Convertible
Non-Voting Preferred Stock, $10.60 stated value per share ("Series C Preferred
Stock"), is hereby authorized and created, said
series to consist of up to Ninety-Nine Thousand Fifty-Seven (99,057) shares of
Series C Preferred Stock.  The voting powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions thereof shall be as follows:

1.	Stock or Cash Dividends on Series C Preferred Stock

	(a)	The dividends are payable in cash or shares of the Corporation's common stock, $.10 par value ("Common Stock"), at the option of each of the holders of the Series C Preferred Stock. The holders of the Series C Preferred Stock shall be entitled to receive cumulative dividends at the annual rate of 6% of the
Liquidation Amount (defined hereafter) per share, payable quarterly on the last day of March, June, September, and December, in arrears, commencing March
31, 1998 (each a "Dividend Payment Date").  Notwithstanding the foregoing, if any Dividend Payment Date is not a Business Day (as hereinafter defined), such dividend shall be paid on the next succeeding Business Day.  "Business Day"
shall mean any day that is not a Saturday, Sunday or a day on which banks in
Austin, Texas, are obligated or permitted by law or executive order to close.
"Liquidation Amount" with respect to any Share of Series C Preferred Stock on any date shall mean the sum of (i) $10.60 and (ii) the amount of any accrued and unpaid dividends with respect to such share on such date. Dividends on each share of Series C Preferred Stock shall begin to accrue and shall accumulate from the date of original issue of such share ("Issue Date"), whether or not declared, and shall be payable to the holder of such share on the record date
(as defined in Section 1(b) below).  Dividends on account of arrears for any past dividend periods may be declared and paid at any time, without reference to any regular dividend payment date, to holders of record on a record date fixed for such payment by the Board of Directors of the Corporation or by a committee of such Board duly authorized to fix such date by resolution designating such committee.  To the extent not paid on a Dividend Payment Date, all dividends which have accrued on each share outstanding during the Dividend Period (as defined below) ending on such Dividend Payment Date shall be added to the
Liquidation Amount of such share and shall remain a part thereof until such dividends are paid.When the Board of Directors declares a dividend, such dividend shall be payable in shares of its Common Stock and the number of shares to be issued shall be based on "Current Market Price" of the Common Stock.
The "Current Market Price" of the Common Stock shall be deemed to be the average of the daily "Closing Prices" for the thirty (30) consecutive trading days preceding the payment date.  The "Current Market Price" of the Common Stock or other class of capital stock or securities of the Corporation or any other issuer which is not publicly traded shall mean the fair value thereof as determined by an independent investment banking firm or appraisal firm experienced in the valuation of such securities or properties selected in good faith by the Board of Directors of the Corporation or a committee thereof or, if no such investment banking or appraisal firm is, in the good faith judgment of the Board of Directors of the Corporation or such committee, available to make such determination, as determined in good faith judgment of the Board of
Directors or such committee.  The "Closing Price" shall mean the last reported sales price on the principal securities exchange on which the Common Stock is listed or admitted to trading or, if not listed or admitted to trading on any national securities exchange, on the National Association of Securities Dealers

Automatic Quotations System, or if the Common Stock is not listed or admitted to trading on any national securities exchange or quoted on the National Association of Securities Dealers Automated Quotations System, in the over-the-counter market as furnished by any New York Stock Exchange member firm selected from time to time by the Corporation for that purpose.

	(b)	Dividends on the Series C Preferred Stock shall be payable to holders of record as they appear on the books of the Corporation as of the close of business on any record date for the payment of dividends.  The record dates for payment of dividends shall be the 15th day of March, June, September and
December.

	(c)	Dividends payable on the Conversion Date (as defined in Section 2(b) below)
of the Series C Preferred Stock shall be calculated on the basis of the actual number of days elapsed (including the Conversion Date) over a 365-day year.

2.	Conversion of Series C Preferred Stock into Common Stock

	(a)	At any time on or after the issuance, each holder of shares of Series C
Preferred Stock may, at his option, convert any or all such shares on the terms and conditions set forth in this Section 2, into fully paid and non-assessable shares of the Corporation's Common Stock.  The number of shares of Common Stock into which each share of Series C Preferred Stock may be converted shall be determined by dividing the Liquidation Amount by the Conversion Price (as defined herein) in effect at the time of conversion.  The Conversion Price per share at which shares of Common Stock shall be initially issuable upon conversion of any shares of Series C Preferred Stock shall be $1.06, subject so adjustment provided below.

	(b)	To exercise his conversion privilege, the holder of any shares of Series C
Preferred Stock shall surrender to the Corporation during regular business hours at the principal executive offices of the Corporation or the offices of the transfer agent for the Series C Preferred Stock or at such other place as may be designated by the Corporation, the certificate or certificates for the shares to be converted, duly endorsed for transfer to the Corporation (if required by
it), accompanied by written notice stating that the holder irrevocably elects to convert such shares.  Conversion shall be deemed to have been effected on the date when such delivery is made, and such date is referred to herein as the "Conversion Date".  Within three (3) business days after she date on which such delivery is made, the Corporation shall issue and send (with receipt to be acknowledged) to the holder thereof or the holder's designee, at the address designated by such holder, a certificate or certificates for the number of full shares of Common Stock to which the holder is entitled as a result of such conversion, and cash with respect to any fractional interest of a share of
Common Stock as provided in paragraph (d) of this Section 2.  The holder shall be deemed to have become a stockholder of record of the number of shares of Common Stock into which the shares of Series C Preferred Stock have been converted on the applicable Conversion Date unless the transfer books of the Corporation are closed on that date, in which event he shall be deemed to have become a stockholder of record of such shares on the next succeeding date on which the transfer books are open, but the Conversion Price shall be that in effect on the Conversion Date.  Upon conversion of only a portion of the number of shares of Series C Preferred Stock represented by a certificate or certificates surrendered for conversion, the Corporation shall within three (3)
business days after the date on which such delivery is made, issue and send
(with receipt to be acknowledged) to the holder thereof or the holder's designee, at the address designated by such holder, a new certificate covering the number of shares of Series C Preferred Stock representing the unconverted portion of the certificate or certificates so surrendered.

	(c)	No fractional shares of Common Stock or scrip shall be issued upon conversion of shares of Series C Preferred Stock. If more than one share of Series C Preferred Stock shall be surrendered for conversion at any one time by the same holder, the number of full shares of Common Stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of Series C Preferred Stock so surrendered. Instead of any fractional shares of Common Stock which would otherwise be issuable upon conversion of any shares of Series C Preferred Stock, the Corporation shall make an adjustment in respect of such fractional interest equal to the fair market value of such fractional interest, to the nearest 1/100th of a share of Common Stock, in cash at the Current Market Price (as defined in section 1(a)) on the business day preceding the effective date of the conversion.

	(d)	The Corporation shall pay any and all issue and other taxes that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of Series C Preferred Stock pursuant hereto.  The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the Series C Preferred Stock is converted were registered, and no such issue and delivery shall be made unless and until the person requesting such issue has paid to the Corporation the amount of any such tax, or has established, to the satisfaction of the Corporation, that such tax has been paid.

	(e)	The Corporation shall at all times reserve for issuance and maintain available, out of its authorized but unissued Common Stock, solely for the purpose of effecting the conversion of the Series C Preferred Stock, the full number of shares of Common Stock deliverable upon the conversion of all
Series C Preferred Stock from time to time outstanding. The Corporation shall from time to time (subject to obtaining necessary director and stockholder action), in accordance with the laws of the State of Utah, increase the authorized number of shares of its Common Stock if at any time the authorized number of shares of its Common Stock remaining unissued shall not be sufficient to permit the conversion of all of the shares of Series C Preferred Stock at the time outstanding.

	(f)	If any shares of Common Stock to be reserved for the purpose of conversion of shares of Series C Preferred Stock require registration or listing with, or approval of, any governmental authority, stock exchange or other regulatory body under any federal or state law or regulation or otherwise, including registration under the Securities Act of 1933, as amended, and appropriate state securities laws, before such shares may be validly issued or delivered upon conversion, the Corporation will in good faith and at its expense and as expeditiously as possible meet such registration, listing or approval, as the case may be.

	(g)	All shares of Common Stock which may be issued upon conversion of the shares of Series C Preferred Stock will upon issuance by the Corporation be validly issued, fully paid and non-assessable and free from all taxes, liens and charges with respect to the issuance thereof.

	(h)	The Conversion Price in effect shall be subject to adjustment from time to time as follows:

		i.	Stock Splits, Dividends and Combinations.  In the event that the
Corporation shall at any time subdivide the outstanding shares of Common Stock, or shall pay or make a dividend or distribution on any class of capital stock of the Corporation in Common Stock, the Conversion Price in effect immediately prior to such subdivision or the issuance of such dividend shall be proportionately decreased, and in case the Corporation shall at any time combine the outstanding shares of Common Stock the Conversion Price in effect immediately prior to such combination shall be proportionately increased, effective at the close of business on the date of such subdivision, dividend or combination as the case may be.

		ii.	Non-Cash Dividends, Stock Purchase Rights, Capital Reorganizations and
Dissolutions.   In the event:

			(A)	that the Corporation shall take a record of the holders of its Common
Stock for the purpose of entitling them to receive a dividend, or any other distribution, payable otherwise than in cash or shares of Common Stock; or




			(B)	that the Corporation shall take a record of the holders of its Common
Stock for the purpose of entitling them to subscribe for or purchase any shares of stock of any class or other securities, or to receive any other rights; or

			(C)	of any capital reorganization of the Corporation, reclassification of the capital stock of the Corporation (other than a subdivision or combination of its outstanding shares of Common Stock), consolidation or merger of the
Corporation
with or into another corporation, share exchange for all outstanding shares of
Common Stock under a plan of exchange to which the Corporation is a party, or conveyance of all or substantially all of the assets of the Corporation to another corporation; or

			(D)	of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation;

		then, and in such case, the Corporation shall cause to be mailed to the holders of record of the outstanding Series C Preferred Stock, at least ten days prior to the date hereinafter specified, a notice stating the date on which (x)
a record is to be taken for the purpose of such dividend, distribution or rights, or (y) such reclassification, reorganization, consolidation, merger, share exchange, conveyance, dissolution, liquidation, or winding up is to take place and the date, if any is to be fixed, as of which holders of
Corporation securities of record shall be entitled to exchange their shares of
Corporation securities for securities or other property deliverable upon such reclassification, reorganization, consolidation, merger, share exchange, conveyance, dissolution, liquidation, or winding up.

	(i)	The Corporation will, not by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, share exchange, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of an of the terms to be observed or performed hereunder by the Corporation, but will at all time in good faith assist the carrying out of all the provisions of paragraph 2(h)
and in the taking of all such actions as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series C
Preferred Stock against impairment.

	(j)	Upon the occurrence of each adjustment or readjustment of the Conversion
Price pursuant to paragraph 2(h), the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof, and prepare and furnish to each holder of Series C Preferred Stock a certificate signed by the chief financial officer of the Corporation setting forth (i) such adjustment or readjustment, (ii) the Conversion Price at the time in effect, and (iii) the number of shares of Common Stock and tbe amount, if any, of other property which at the time would be received upon the conversion of such holder's shares.



	(k)	In case any shares of Series C Preferred Stock shall be converted pursuant to Section 2(a) hereof, the shares so converted shall be restored to the status of authorized but unissued shares of preferred stock, without designation as to class or series, and may thereafter be reissued, but not as shares of Series C
Preferred Stock.

3.	Director Nomination.

	For a period of five (5) years from the date of issuance of the Series C Preferred Stock, the holders of the Series C Preferred Stock shall have the right to nominate one (1) member to the slate of nominees to the Board of Directors and the Corporation will cause such nominee to be elected to the Corporation's Board of Directors.

4.	Liquidation Rights.

	(a)	In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series C Preferred Stock then outstanding shall be entitled to receive out of assets of the Corporation available for distribution to stockholders, after payment in full of the liquidation distribution to which holders of the preferred stock with a liquidation preference are entitled, but before any distribution of assets is made to holders of Common Stock or of any other class of capital stock of the Corporation ranking junior to the Series C Preferred Stock as to liquidation, an amount equal to the Liquidation Amount.  It is understood that the Series C Preferred Stock shall be junior in rank to the Series A Preferred
Stock and in parity with the Series B Preferred Stock of the Corporation.
If upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the amounts payable with respect to the Series C Preferred
Stock and any other shares of stock of the Corporation ranking as to any such distribution on a parity with the Series C Preferred Stock are not paid in full, the holders of the Series C Preferred Stock and of such other shares shall share ratably in any such distribution of assets of the Corporation in proportion to the full respective preferential amounts to which they are entitled.  After payment of the full amount of the liquidating distribution to which they are entitled, the holders of shares of Series C Preferred
Stock shall not be entitled to any further participation in any distribution of assets by the Corporation.

	(b)	Neither the consolidation of nor merging of the Corporation with or into any other corporation or corporations, nor the sale or lease of all or substantially all of the assets of the Corporation shall be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of any of the provisions of this Section 5.

	(c)	In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, the Corporation shall, within 10 days after the date the Board of Directors approves such action, or within 20 days prior to any stockholders' meeting called to approve such action, or within 20 days after the commencement of any involuntary proceeding, whichever is earlier, give each holder of shares of Series C Preferred Stock initial written notice of the proposed action.  Such initial written notice shall describe the material terms and conditions of such proposed action, including a description of the stock, cash and property tobe received by the holders of shares of Series
C Preferred Stock upon consummation of the proposed action and the date of delivery thereof.  If any material change in the facts set forth in the initial notice shall occur, the Corporation shall promptly give written notice to each holder of shares of Series C Preferred Stock of such material change.
The Corporation shall not consummate any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation before the expiration of
30 days after the mailing of the initial notice or 10 days after the mailing of any subsequent written notice, whichever is later; provided that any such 30-day or 10-day period may be shortened upon the written consent of the holders of all of the outstanding shares of Series C Preferred Stock.

	(d)	In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation which will involve the distribution of assets other than cash, the Corporation shall promptly engage competent independent appraisers to determine the value of the assets to be distributed to the holders of shares of Series C Preferred Stock and the holders of shares of Common
Stock.  The Corporation shall upon receipt of such appraiser's valuation, give prompt written notice to each holder of shares of Series C Preferred Stock of the appraiser's valuation.

5.	Limitations.

	(a)	So long as any shares of Series C Preferred Stock are outstanding, the
Corporation shall not, without affirmative vote or with the written consent of the holders of at least 66 2/3% of the outstanding shares of Series C Preferred
Stock, voting separately as a class:

		i.	Amend, alter or repeal any provision of the Articles of Incorporation or
Bylaws of the Corporation or file any Certificate of Designation so as to affect adversely the relative rights, preferences, qualifications, limitation or restrictions of the Series C Preferred Stock.

	(b)	The provisions of this paragraph 5 shall not in any way limit the right and the power of the Corporation to:

		i.	Increase the total number of authorized shares of Common Stock; or

		ii.	Issue bonds, notes, mortgages, debentures, and preferred stock ranking junior to the terms of the Series C Preferred Stock and other obligations, and to incur indebtedness to banks and to other lenders.


3.	This resolution was duly adopted by the Board of Directors of the Corporation and shareholder action was not required.

4.	The foregoing resolution does not provide for an exchange, reclassification, or cancellation of issued shares of the Corporation.

	IN WITNESS WHEREOF, Micro-Media Solutions, Inc. has caused this certificate to be signed by Jose Chavez, its President, and attested by Mitchell C. Kettrick, its Secretary, this 28th day of January, 1998.

MICRO-MEDIA SOLUTIONS, INC.



By
JOSE CHAVEZ, President


ATTEST:



By
  Mitchell C. Kettrick, Secretary






CERTIFICATE OF DESIGNATION OF STOCK
OF MICRO-MEDIA SOLUTIONS, INC.	Page 8



           EXHIBIT "B" TO SCHEDULE 13-D AMENDMENT NO. 1


                  REGISTRATION RIGHTS AGREEMENT


     This REGISTRATION RIGHTS AGREEMENT (the "Agreement") is made and entered into as of the 31st day of January, 1998 by and between MICRO-MEDIA SOLUTIONS, INC.,a Utah corporation (the "Company") and ENTREPRENEURIAL INVESTORS, LTD., a Bahamas company (the "Shareholder").

                         R E C I T A L S:

     WHEREAS, the Shareholder is acquiring Ninety Four Thousand Three Hundred Forty(94,340) shares of the Company's Series C 6% Cumulative Convertible Preferred Stock, stated value $10.60 per share (the "Series C Preferred Stock") pursuant to that certain Investor Subscription Agreement by and between the Company and the Shareholder of even date herewith(the "Investor Agreement"); and

     WHEREAS, the Company desires to grant to the Shareholder certain registration rights relating to the shares of Common Stock issuable upon conversion of any of the Series C Preferred Stock (the "Shares") and the Shareholder desires to obtain such registration rights, subject to the terms and conditions set forth herein;

     NOW, THEREFORE, in consideration of the mutual premises, representations, warranties and conditions set forth in this Agreement, the parties hereto, intending to be legally bound, hereby agree as follows:

     1. Definitions and References. For purposes of this Agreement, in addition to the definitions set forth above and elsewhere herein, the following terms shall have the following meanings:

          (a) The term "Commission" shall mean the Securities and Exchange Commission and any successor agency.

          (b) The terms "register", "registered" and "registration" shall refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the 1933 Act (as herein defined) and the declaration or ordering of effectiveness of such registration statement or document.

          (c) For purposes of this Agreement, the term "Registrable Stock" shall mean (i) any shares of Common Stock issuable upon conversion of any of the Series C Preferred Stock, (ii) any shares of Common Stock issued by way of a stock split, reorganization, merger or consolidation, and (iii) any Common Stock issued as a dividend on the Series C Preferred Stock.
     For purposes of this Agreement, any Registrable Stock shall cease to be Registrable Stock when (v) a registration statement covering such Registrable Stock has been declared effective and such Registrable Stock has been disposed of pursuant to such effective registration statement,
     (w) such Registrable Stock is sold pursuant to Rule 144 (or any similar provision then in force) under the 1933 Act, (x) such Registrable Stock is eligible to be sold pursuant to Rule 144(k) under the 1933 Act, (y) such Registrable Stock has been otherwise transferred, no stop transfer order affecting such stock is in effect and the Company has delivered new certificates or other evidences of ownership for such Registrable Stock not bearing any legend indicating that such shares have not been registered under the 1933 Act, or (z) such Registrable Stock is sold by a person in a transaction in which the rights under the provisions of this Agreement are not assigned.

          (d) The term "Holder" shall mean the Shareholder or any transferee or assignee thereof to whom the rights under this Agreement are assigned in accordance with Section 10 hereof, provided that the Shareholder or such transferee or assignee shall then own the Registrable Stock.

          (e) The term "1933 Act" shall mean the Securities Act of 1933, as amended.

          (f) An "affiliate of such Holder" shall mean a person who controls, is controlled by or is under common control with a Holder, or the spouse or children (or a trust exclusively for the benefit of the spouse and/or children) of a Holder, or, in the case of a Holder that is a partnership, its partners.

          (g) The term "Person" shall mean an individual, corporation, partnership, trust, limited liability company, unincorporated organization or association or other entity, including any governmental entity.

          (h) The term "Requesting Holder" shall mean a Holder or Holders of in the aggregate at least a majority of the Registrable Stock.

          (i) References in this Agreement to any rules, regulations or forms promulgated by the Commission shall include rules, regulations and forms succeeding to the functions thereof, whether or not bearing the same designation.

     2.   Demand Registration.

          (a) Commencing immediately upon the date of Closing (as defined in the Investor Agreement), any Requesting Holders may make a written request to the Company (specifying that it is being made pursuant to this Section
     2) that the Company file a registration statement under the 1933 Act (or a similar document pursuant to any other statute then in effect corresponding to the 1933 Act) covering the registration of Registrable Stock. In such event, the Company shall (x) within ten (10) days thereafter notify in writing all other Holders of Registrable Stock of such request, and (y) use its best efforts to cause to be registered under the 1933 Act all Registrable Stock that the Requesting Holders and such other Holders have, within forty-five (45) days after the Company has given such notice, requested be registered.

          (b) If the Requesting Holders intend to distribute the Registrable Stock covered by their request by means of an underwritten offering, they shall so advise the Company as a part of their request pursuant to Section 2.(a) above, and the Company shall include such information in the written notice referred to in clause (x) of Section 2.(a) above. In such event, the Holder's right to include its Registrable Stock in such registration shall be conditioned upon such Holder's participation in such underwritten offering and the inclusion of such Holder's Registrable Stock in the underwritten offering to the extent provided in this Section 2.
     All Holders proposing to distribute Registrable Stock through such underwritten offering shall enter into an underwriting agreement in customary form with the underwriter or underwriters. Such underwriter or underwriters shall be selected by a majority in interest of the Requesting Holders and shall be approved by the Company, which approval shall not be unreasonably withheld; provided, that all of the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such underwriters shall also be made to and for the benefit of such Holders and that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement shall be conditions precedent to the obligations of such Holders; and provided further, that no Holder shall be required to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties or agreements regarding such Holder, the Registrable Stock of such Holder and such Holder's intended method of distribution and any other representation required by law or reasonably required by the underwriter.

          (c) Notwithstanding any other provision of this Section 2 to the contrary, if the managing underwriter of an underwritten offering of the Registrable Stock requested to be registered pursuant to this Section 2 advises the Requesting Holders in writing that in its opinion marketing factors require a limitation of the number of shares to be underwritten, the Requesting Holders shall so advise all Holders of Registrable Stock that would otherwise be underwritten pursuant hereto, and the number of shares of Registrable Stock that may be included in such underwritten offering shall be allocated among all such Holders, including the Requesting Holders, in proportion (as nearly as practicable) to the amount of Registrable Stock requested to be included in such registration by each Holder at the time of filing the registration statement; provided, that in the event of such limitation of the number of shares of Registrable Stock to be underwritten, the Holders shall be entitled to an additional demand registration pursuant to this Section 2. If any Holder of Registrable Stock disapproves of the terms of the underwriting, such Holder may elect to withdraw by written notice to the Company, the managing underwriter and the Requesting Holders. The securities so withdrawn shall also be withdrawn from registration.

          (d) Notwithstanding any provision of this Agreement to the contrary, the Company shall not be required to effect a registration pursuant to this
     Section 2 during the period starting with the fourteenth (14th) day immediately preceding the date of an anticipated filing by the Company of, and ending on a date ninety (90) days following the effective date of, a registration statement pertaining to a public offering of securities for the account of the Company; provided, that the Company shall actively employ in good faith all reasonable efforts to cause such registration statement to become effective; and provided further, that the Company's estimate of the date of filing such registration statement shall be made in good faith.

          (e) The Company shall be obligated to effect and pay for a total of only one (1) registration pursuant to this Section 2, unless increased pursuant to Section 2.(c) hereof; provided, that a registration requested pursuant to this Section 2 shall not be deemed to have been effected for purposes of this Section 2.(e), unless (i) it has been declared effective by the Commission, (ii) if it is a shelf registration, it has remained effective for the period set forth in Section 3.(b), (iii) the offering of Registrable Stock pursuant to such registration is not subject to any stop order, injunction or other order or requirement of the Commission (other than any such action prompted by any act or omission of the Holders), and (iv) no limitation of the number of shares of Registrable Stock to be underwritten has been required pursuant to Section 2.(c) hereof.

     3. Obligations of the Company. Whenever required under Section 2 to use its best efforts to effect the registration of any Registrable Stock, the Company shall, as expeditiously as possible:

          (a) prepare and file with the Commission, not later than ninety (90) days after receipt of a request to file a registration statement with respect to such Registrable Stock, a registration statement on any form for which the Company then qualifies or which counsel for the Company shall deem appropriate and which form shall be available for the sale of such issue of Registrable Stock in accordance with the intended method of distribution thereof, and use its best efforts to cause such registration statement to become effective as promptly as practicable thereafter; provided that before filing a registration statement or prospectus or any amendments or supplements thereto, the Company will (i) furnish to one (1) counsel selected by the Requesting Holders copies of all such documents proposed to be filed, and (ii) notify each such Holder of any stop order issued or threatened by the Commission and take all reasonable actions required to prevent the entry of such stop order or to remove it if entered;

          (b) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for such period of time as would satisfy the holding period requirements of Rule 144(k) promulgated by the Commission with respect to the Shares or such shorter period which will terminate when all Registrable Stock covered by such registration statement has been sold (but not before the expiration of the forty (40) or ninety (90) day period referred to in Section 4(3) of the 1933 Act and Rule 174 thereunder, if applicable), and comply with the provisions of the 1933 Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such registration statement;

          (c) furnish to each Holder and any underwriter of Registrable Stock to be included in a registration statement copies of such registration statement as filed and each amendment and supplement thereto (in each case including all exhibits thereto), the prospectus included in such registration statement (including each preliminary prospectus) and such other documents as such Holder may reasonably request in order to facilitate the disposition of the Registrable Stock owned by such Holder;

          (d) use its best efforts to register or qualify such Registrable Stock under such other securities or blue sky laws of such jurisdictions as any selling Holder or any underwriter of Registrable Stock reasonably requests, and do any and all other acts which may be reasonably necessary or advisable to enable such Holder to consummate the disposition in such jurisdictions of the Registrable Stock owned by such Holder; provided that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3.(d) hereof, (ii) subject itself to taxation in any such jurisdiction, or (iii) consent to general service of process in any such jurisdiction;

          (e) use its best efforts to cause the Registrable Stock covered by such registration statement to be registered with or approved by such other governmental agencies or other authorities as may be necessary by virtue of the business and operations of the Company to enable the selling Holders thereof to consummate the disposition of such Registrable Stock;

          (f) notify each selling Holder of such Registrable Stock and any underwriter thereof, at any time when a prospectus relating thereto is required to be delivered under the 1933 Act (even if such time is after the period referred to in Section 3.(b)), of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein in light of the circumstances being made not misleading , and prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Stock, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein in light of the circumstances being made not misleading;

          (g) make available for inspection by any selling Holder, any underwriter participating in any disposition pursuant to such registration statement, and any attorney, accountant or other agent retained by any such seller or underwriter (collectively, the "Inspectors"), all financial and other records, pertinent corporate documents and properties of the Company (collectively, the "Records"), and cause the Company's officers, directors and employees to supply all information reasonably requested by any such Inspector, as shall be reasonably necessary to enable them to exercise their due diligence responsibility, in connection with such registration statement. Records or other information which the Company determines, in good faith, to be confidential and which it notifies the Inspectors are confidential shall not be disclosed by the Inspectors unless
     (i) the disclosure of such Records or other information is necessary to avoid or correct a misstatement or omission in the registration statement, or (ii) the release of such Records or other information is ordered pursuant to a subpoena or other order from a court of competent jurisdiction. Each selling Holder shall, upon learning that disclosure of such Records or other information is sought in a court of competent jurisdiction, give notice to the Company and allow the Company, at the Company's expense, to undertake appropriate action to prevent disclosure of the Records or other information deemed confidential;

          (h) furnish, at the request of any Requesting Holder, on the date that such shares of Registrable Stock are delivered to the underwriters for sale pursuant to such registration or, if such Registrable Stock is not being sold through underwriters, on the date that the registration statement with respect to such shares of Registrable Stock becomes effective, (1) a signed opinion, dated such date, of the legal counsel representing the Company for the purposes of such registration, addressed to the underwriters, if any, and if such Registrable Stock is not being sold through underwriters, then to the Requesting Holders as to such matters as such underwriters or the Requesting Holders, as the case may be, may reasonably request and as would be customary in such a transaction; and (2) a letter dated such date, from the independent certified public accountants of the Company, addressed to the underwriters, if any, and if such Registrable Stock is not being sold through underwriters, then to the Requesting Holders and, if such accountants refuse to deliver such letter to such Holder, then to the Company (i) stating that they are independent certified public accountants within the meaning of the 1933 Act and that, in the opinion of such accountants, the financial statements and other financial data of the Company included in the registration statement or the prospectus, or any amendment or supplement thereto, comply as to form in all material respects with the applicable accounting requirements of the 1933 Act, and (ii) covering such other financial matters (including information as to the period ending not more than five (5) business days prior to the date of such letter) with respect to the registration in respect of which such letter is being given as the Requesting Holders may reasonably request and as would be customary in such a transaction;

          (i) enter into customary agreements (including if the method of distribution is by means of an underwriting, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of the Registrable Stock to be so included in the registration statement;

          (j) otherwise use its best efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, but not later than eighteen
     (18) months after the effective date of the registration statement, an earnings statement covering the period of at least twelve (12) months beginning with the first full month after the effective date of such registration statement, which earnings statements shall satisfy the provisions of Section 11(a) of the 1933 Act; and

          (k) use its best efforts to cause all such Registrable Stock to be listed on The Nasdaq Small Cap Market and/or any other securities exchange on which similar securities issued by the Company are then listed or traded.

     The Company may require each selling Holder of Registrable Stock as to which any registration is being effected to furnish to the Company such information regarding the distribution of such Registrable Stock as the Company may from time to time reasonably request in writing.

     Each Holder agrees that, upon receipt of any notice from the Company of the happening any event of the kind described in Section 3.(f) hereof, such Holder will forthwith discontinue disposition of Registrable Stock pursuant to the registration statement covering such Registrable Stock until such Holder's receipt of the copies of the supplemented or amended prospectus contemplated by Section 3.(f) hereof, and, if so directed by the Company, such Holder will deliver to the Company (at the Company's expense) all copies, other than permanent file copies then in such Holder's possession, of the prospectus covering such Registrable Stock current at the time of receipt of such notice. In the event the Company shall give any such notice, the Company shall extend the period during which such registration statement shall be maintained effective pursuant to this Agreement (including the period referred to in Section 3.(b)) by the number of days during the period from and including the date of the giving of such notice pursuant to Section 3.(f) hereof to and including the date when each selling Holder of Registrable Stock covered by such registration statement shall have received the copies of the supplemented or amended prospectus contemplated by Section 3.(f) hereof.

     4. Incidental Registration. Commencing immediately after the date of Closing (as defined in the Investor Agreement), if the Company determines that it shall file a registration statement under the 1933 Act (other than a registration statement on a Form S-4 or S-8 or filed in connection with an exchange offer or an offering of securities solely to the Company's existing stockholders) on any form that would also permit the registration of the Registrable Stock and such filing is to be on its behalf and/or on behalf of selling holders of its securities for the generalregistration of its common stock to be sold for cash, at each such time the Company shall promptly give each Holder written notice of such determination setting forth the date on which the Company proposes to file such registration statement, which date shall be no earlier than thirty (30) days from the date of such notice, and advising each Holder of its right to have Registrable Stock included in such registration. Upon the written request of any Holder received by the Company no later than twenty (20) days after the date of the Company's notice, the Company shall use its best efforts to cause to be registered under the 1933 Act all of the Registrable Stock that each such Holder has so requested to be registered. If, in the written opinion of the managing underwriteror underwriters (or, in the case of a non-underwritten offering, in the written opinion of the placement agent, or if there is none, the Company), the total amount of such securities to be soregistered, including such Registrable
Stock, will exceed the maximum amount of the Company'ssecurities which can be marketed (i) at a price reasonably related to the then current market value of such securities, or (ii) without otherwise materially and adversely affecting the entire offering, then the amount of Registrable Stock to be offered for the accounts of Holders shall be reduced pro rata to the extent necessary to reduce the total amount of securities to be included in such offering to the recommended amount; provided, that if securities are being offered for the account of other Persons as well as the Company, such reduction shall not represent a greater fraction of the number of securities intended to be offered by Holders than the fraction of similar reductions imposed on such other Persons other than the Company over the amount of securities they intended to offer.

     5.   Holdback Agreement - Restrictions on Public Sale by Holder.

          (a) To the extent not inconsistent with applicable law, each Holder whose Registrable Stock is included in a registration statement agrees not to effect any public sale or distribution of the issue being registered or a similar security of the Company, or any securities convertible into or exchangeable or exercisable for such securities, including a sale pursuant to Rule 144 under the 1933 Act, during the fourteen (14) days prior to, and during the ninety (90) day period beginning on, the effective date of such registration statement (except as part of the registration), if and to the extent requested by the Company in the case of a nonunderwritten public offering or if and to the extent requested by the managing underwriter or underwriters in the case of an underwritten public offering.

          (b) Restrictions on Public Sale by the Company and Others. The Company agrees (i) not to effect any public sale or distribution of any securities similar to those being registered, or any securities convertible into or exchangeable or exercisable for such securities, during the fourteen (14) days prior to, and during the ninety (90) day period beginning on, the effective date of any registration statement in which Holders are participating (except as part of such registration), if and to the extent requested by the Holders in the case of a non-underwritten public offering or if and to the extent requested by the managing underwriter or underwriters in the case of an underwritten public offering; and (ii) that any agreement entered into after the date of this Agreement pursuant to which the Company issues or agrees to issue any securities convertible into or exchangeable or exercisable for such securities (other than pursuant to an effective registration statement) shall contain a provision under which holders of such securities agree not to effect any public sale or distribution of any such securities during the periods described in (i) above, in each case including a sale pursuant to Rule 144 under the 1933 Act.

     6. Expenses of Registration. The Company shall bear all expenses incurred in connection with each registration pursuant to Sections 2 and 4 of this Agreement, excluding underwriters' discounts and commissions, but including , without limitation, all registration, filing and qualification fees, word processing, duplicating, printers' and accounting fees (including the expenses of any special audits or "cold comfort" letters required by or incident to such performance and compliance), exchange listing fees or National Association of Securities Dealers fees, messenger and delivery expenses, all fees and expenses of complying with securities or blue sky laws, fees and disbursements of counsel for the Company. The selling Holders shall bear and pay the underwriting commissions and discounts applicable to the Registrable Stock offered for their account in connection with any registrations, filings and qualifications made pursuant to this Agreement.

     7.   Indemnification and Contribution.

          (a) Indemnification by the Company. The Company agrees to indemnify , to the full extent permitted by law, each Holder, its officers, directors and agents and each Person who controls such Holder (within the meaning of the 1933 Act) against all losses, claims, damages, liabilities and expenses caused by any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement therein (in case of a prospectus or preliminary prospectus, in the light of the circumstances under which they were made) not misleading. The Company will also indemnify any underwriters of the Registrable Stock, their officers and directors and each Person who controls such underwriters (within the meaning of the 1933 Act) to the same extent as provided above with respect to the indemnification of the selling Holders.

          (b) Indemnification by Holders. In connection with any registration statement in which a Holder is participating, each such Holder will furnish to the Company in writing such information with respect to such Holder as the Company reasonably requests for use in connection with any such registration statement or prospectus and agrees to indemnify, to the extent permitted by law, the Company, its directors and officers and each Person who controls the Company (within the meaning of the 1933 Act) against any losses, claims, damages, liabilities and expenses resulting from any untrue or alleged untrue statement of material fact or any omission or alleged omission of a material fact required to be stated in the registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or necessary to make the statements therein (in the case of a prospectus or preliminary prospectus, in the light of the circumstances under which they were made) not misleading, to the extent, but only to the extent, that such untrue statement or omission is contained in any information with respect to such Holder so furnished in writing by such Holder. Notwithstanding the foregoing, the liability of each such Holder under this Section 7.(b) shall be limited to an amount equal to the initial public offering price of the Registrable Stock sold by such Holder, unless such liability arises out of or is based on willful misconduct of such Holder.

          (c) Conduct of Indemnification Proceedings. Any Person entitled to indemnification hereunder agrees to give prompt written notice to the indemnifying party after the receipt by such Person of any written notice of the commencement of any action, suit, proceeding or investigation or threat thereof made in writing for which such Person will claim indemnification or contribution pursuant to this Agreement and, unless in the reasonable judgment of such indemnified party, a conflict of interest may exist between such indemnified party and the indemnifying party
     Whether or not such defense is assumed by the indemnifying party to assume the defense of such claims with counsel reasonably satisfactory to such indemnified party. Whether or not such defense is assumed by the indemnifying party, the indemnifying party will not be subject to any liability for any settlement made without its consent (but such consent will not be unreasonably withheld). Failure by such Person to provide said notice to the indemnifying party shall itself not create liability except to the extent of any injury caused thereby. No indemnifying party will consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation. If the indemnifying party is not entitled to, or elects not to, assume the defense of a claim, it will not be obligated to pay the fees and expenses of more than one (1) counsel with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other such indemnified parties with respect to such claim, in which event the indemnifying party shall be obligated to pay the fees and expenses of such additional counsel or counsels.

          (d) Contribution. If for any reason the indemnity provided for in this Section 7 is unavailable to, or is insufficient to hold harmless, an indemnified party, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities or expenses (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party on the one hand and the indemnified party on the other, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, or provides a lesser sum to the indemnified party than the amount hereinafter calculated, in such proportion as is appropriate to reflect not only the relative benefits received by the indemnifying party on the one hand and the indemnified party on the other but also the relative fault of the indemnifying party and the indemnified party as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified parties shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or indemnified parties; and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in Section 7.(c), any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding.

          The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 7.(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

          If indemnification is available under this Section 7, the indemnifying parties shall indemnify each indemnified party to the full extent provided in Sections 7.(a) and 7.(b) without regard to the relative fault of said indemnifying party or indemnified party or any other equitable consideration provided for in this Section 7.

     8. Participation in Underwritten Registrations. No Holder may participate in any underwritten registration hereunder unless such Holder (a) agrees to sell such Holder's securities on the basis provided in any underwriting arrangements approved by the Holders entitled hereunder to approve such arrangements, and (b) completes and executes all questionnaires,powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements.

     9. Rule 144. The Company covenants that it will file the reports required to be filed by it under the 1933 Act and the Securities Exchange Act of 1934, as amended, and the rules and regulations adopted by the Commission thereunder; and it will take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Stock without registration under the 1933 Act within the limitation of the exemptions provided by (a) Rule 144 under the 1933 Act, as such Rule may be amended from time to time, or (b) any similar rule or regulation hereafter adopted by the Commission. Upon the request of any Holder, the Company will deliver to such Holder a written statement as to whether it has complied with such requirements.

     10. Transfer of Registration Rights. The registration rights of any Holder under this Agreement with respect to any Registerable Stock may be transferred to any transferee of such Registrable Stock; provided that such transfer may otherwise be effected in accordance with applicable securities laws; provided further, that the transferring Holder shall give the Company written notice at or prior to the time of such transfer stating the name and address of the transferee and identifying the securities with respect to which the rights under this Agreement are being transferred; provided further, that such transferee shall agree in writing, in form and substance satisfactory to the Company, to be bound as a Holder by the provisions of this Agreement; and provided further, that such assignment shall be effective only if immediately following such transfer the further disposition of such securities by such transferee is restricted under the 1933 Act. Except as set forth in this Section 10, no transfer of Registrable Stock shall cause such Registrable Stock to lose such status.

     11. Mergers, Etc. The Company shall not, directly or indirectly, enter into any merger, consolidation or reorganization in which the Company shall not be the surviving corporation unless the proposed surviving corporation shall, prior to such merger, consolidation or reorganization, agree in writing to assume the obligations of the Company under this Agreement, and for that purpose references hereunder to "Registrable Stock" shall be deemed to be references to the securities which the Holders would be entitled to receive in exchange for Registrable Stock under any such merger, consolidation or reorganization; provided, however, that the provisions of this Section 11 shall not apply in the event of any merger, consolidation or reorganization in which the Company is not the surviving corporation if each Holder is entitled to receive in exchange for its Registrable Stock consideration consisting solely of (i) cash, (ii) securities of the acquiring corporation which may be immediately sold to the public without registration under the 1933 Act, or (iii) securities of the acquiring corporation which the acquiring corporation has agreed to register within ninety (90) days of completion of the transaction for resale to the public pursuant to the 1933 Act.

     12.  Miscellaneous.

          (a) No Inconsistent Agreements. The Company will not hereafter enter into any agreement with respect to its securities which is inconsistent with the rights granted to the Holders in this Agreement.

          (b) Remedies. Each Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive (to the extent permitted by law) the defense in any action for specific performance that a remedy of law would be adequate.

          (c) Amendments and Waivers. The provisions of this Agreement may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given unless the Company has obtained the written consent of the Holders of at least a majority of the Registrable Stock then outstanding affected by such amendment, modification , supplement, waiver or departure.

          (d) Successors and Assigns. Except as otherwise expressly provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

          (e) Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Texas applicable to contracts made and to be performed wholly within that state, without regard to the conflict of law rules thereof.

          (f) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          (g) Headings. The headings in this Agreement are used for convenience of reference only and are not to be considered in construing or interpreting this Agreement.

          (h) Notices. Any notice required or permitted under this Agreement shall be given in writing and shall be delivered in person or by telecopy or by overnight courier guaranteeing no later than second business day delivery, directed to (i) the Company at the address set forth below its signature hereof or (ii) a Holder at the address of the Administrator set forth below its signature hereof. Any party may change its address for notice by giving ten (10) days advance written notice to the other parties. Every notice or other communication hereunder shall be deemed to have been duly given or served on the date on which personally delivered, or on the date actually received, if sent by telecopy or overnight courier service, with receipt acknowledged.

          (i) Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the Holders shall be enforceable to the fullest extent permitted by law.

          (j) Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, warranties or undertakings other than those set forth or referred to herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

          (k) Enforceability. This Agreement shall remain in full force and effect notwithstanding any breach or purported breach of, or relating to, the Investor Agreement.

          (l) Recitals. The recitals are hereby incorporated in the Agreement as if fully set forth herein.


       [THE REST OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written hereinabove.

                              MICRO-MEDIA SOLUTIONS, INC.



                              By:
                                   Name:  JOSE CHAVEZ
                                   Title: President

                              501 Waller
                              Austin, Texas  78702
                              Telephone: (512) 476-6925
                              Telecopier: (512) 473-2371



                              ENTREPRENEURIAL INVESTORS, LTD.



                              By:
                                   Name:  ROBERT E. CORDES
                                   Title: Director

                              Citibank Building, 2nd Floor
                              East Mall Drive
                              P.O. Box 40643
                              Freeport, Bahamas
                              Telephone: (242) 352-7063
                              Telecopier: (242) 352-3932